UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gran Tierra Energy Inc.

(Name of Issuer)

Common Stock,

par value $0.001 per share

(Title of Class of Securities)

38500T101

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 32,908,586 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 32,908,586 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,586 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 8.47% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 26,168,157 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 26,168,157 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,168,157 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 6.74% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Barrett
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 32,908,586 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 32,908,586 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,586 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 8.47% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer

Gran Tierra Energy Inc.

	(b)	Address of Issuer’s Principal Executive Offices

Suite 900, 520-3 Avenue SW Calgary, Alberta, Canada T2P 0R3

Item 2.

	(a)	Name of Person Filing

Luminus Management, LLC Luminus Energy Partners Master Fund, Ltd. Jonathan Barrett

	(b)	Address of Principal Business Office or, if none, Residence

1700 Broadway, 38th Floor New York, NY 10019

	(c)	Citizenship

Luminus Management, LLC - Delaware Luminus Energy Partners Master Fund, Ltd. – Bermuda Jonathan Barrett – United States

	(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

	(e)	CUSIP Number
38500T101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Luminus Management, LLC - 32,908,586 shares Luminus Energy Partners Master Fund, Ltd. - 26,168,157 shares Jonathan Barrett - 32,908,586 shares

(b)	Percent of Class

Luminus Management, LLC - 8.47% Luminus Energy Partners Master Fund, Ltd. - 6.74% Jonathan Barrett - 8.47%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote

Luminus Management, LLC - 0 shares Luminus Energy Partners Master Fund, Ltd. - 0 shares Jonathan Barrett - 0 shares

	(ii)	shared power to vote or to direct the vote

Luminus Management, LLC - 32,908,586 shares Luminus Energy Partners Master Fund, Ltd. - 26,168,157 shares Jonathan Barrett - 32,908,586 shares

(iii)	sole power to dispose or to direct the disposition of

Luminus Management, LLC - 0 shares Luminus Energy Partners Master Fund, Ltd. - 0 shares Jonathan Barrett - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Luminus Management, LLC - 32,908,586 shares Luminus Energy Partners Master Fund, Ltd. - 26,168,157 shares Jonathan Barrett - 32,908,586 shares

***	As of December 31, 2017, (i) Luminus Energy Partners Master Fund, Ltd. (“Master Fund”) directly held 26,168,157 shares of Common Stock, which represents approximately 6.74% of the Issuer’s outstanding Common Stock; and (ii) Luminus Management, LLC, as the investment manager to the Master Fund and advisor to another entity (the “Holder”) and Jonathan Barrett, as the ultimate beneficial owner of Luminus Management, LLC, may each be deemed to beneficially own the 26,168,157 shares of Common Stock held directly by the Master Fund and 6,740,429 shares of Common Stock held directly by the Holder (for a total of 32,908,586 shares of Common Stock), which represents approximately 8.47% of the Issuer’s outstanding shares of Common Stock. The percentages herein are calculated based upon the aggregate total of the 388,415,513 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2017. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 16, 2018

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	Director

JONATHAN BARRETT

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett